Exhibit 12.1

CorEnergy Infrastructure Trust, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	For the Nine Months Ended September 30,	For the Years Ended December 31,		For the Years Ended November 30,			One-Month Transition Period Ended December 31,
	2015	2014	2013	2012	2011	2010	2012
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$8,244,706	$6,973,693	$2,967,257	$19,857,050	$3,153,327	$17,586,275	$(515,658)
Fixed charges(1)	$6,129,073	$3,675,122	$3,288,378	$81,123	$36,508	$45,619	$416,137
Amortization of capitalized interest	$—	$—	$—	$—		$—	$—
Distributed income of equity investees	$1,025,381	$1,836,783	$584,814	$(279,395)	$651,673	$1,853,247	$2,325
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	$—	$—	$—	$—	$—
Subtract:
Interest capitalized	$—	$—	$—	$—	$—	$—	$—
Preference security dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—	$—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—		$—	$—

Earnings	$15,399,160	$12,485,598	$6,840,449	$19,658,778	$3,841,508	$19,485,141	$(97,196)

Combined Fixed Charges and Preference Dividends:
Fixed charges(1)	$6,129,073	$3,675,122	$3,288,378	$81,123	$36,508	$45,619	$416,137
Preference security dividend (2)	$2,811,719	$—	$—	$—	$—	$—	$—

Combined fixed charges and preference dividends	$8,940,792	$3,675,122	$3,288,378	$81,123	$36,508	$45,619	$416,137
Ratio of earnings to fixed charges	2.51	3.40	2.08	242.70	103.84	423.61	-0.23
Ratio of earnings to combined fixed charges and preference dividends	1.72	3.40	2.08	242.70	103.84	423.61	-0.23
Combined Fixed Charges Deficiency	N/A	N/A	N/A	N/A	N/A	N/A	$513,333

(1)	Fixed charges consist of interest expense as defined under U.S. generally accepted accounting principles, on all indebtedness.
(2)	This line represents the amount of preferred stock dividends accumulated as of September 30, 2015.